Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and Deemed

Filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

Caremark/CVS

CNBC

November 2, 2006

7:02 a.m. ET

BECKY QUICK, SQUAWK BOX CO-ANCHOR: It is official. There is a new power player in the health care industry. CVS and Caremark are agreeing to a merger of equals to create a drug distribution company with $75 billion in annual revenue. Joining us now first on CNBC are Thomas Ryan, the Chairman and CEO of CVS, and Mac Crawford, the Chairman and CEO of Caremark. And gentlemen, thank you for joining us today.

MAC CRAWFORD, CHAIRMAN AND CEO, CAREMARK: Good morning.

THOMAS RYAN, CHAIRMAN AND CEO, CVS: Good morning. Thank you.

BECKY QUICK, SQUAWK BOX CO-ANCHOR: Good morning. Mr. Ryan, I’d like to kick things off with you. Why do you think this deal makes sense?

THOMAS RYAN, CHAIRMAN AND CEO, CVS: Well, Becky, as you know, we have a smaller PBM. We have a retail store in our small PBM. We saw some amazing synergies between both of our divisions as we go to market with payors and consumers. So this is just a natural extension and it gives us a larger platform to work on and offer more to payors and more to our consumers.

BECKY QUICK, SQUAWK BOX CO-ANCHOR: In the end, Mr. Crawford, the Street sold off your shares a little bit after we got the terms of the deal that came through. Street doesn’t seem to think you’re getting a fair price. Do you?

MAC CRAWFORD, CHAIRMAN AND CEO, CAREMARK: This is a great deal. This is a merger of equals putting two very, very strong companies together. We’re doing this for long-term value, not just for the shareholders, but for the customers as well. And I will say that in the short time that the news has been out, we have had an overwhelmingly positive response from our customers which are the payors which tells us, that yes, we hit this, it’s something they’re looking for and that’s what they’ve been telling us they’re looking for, more access, more value, help our participants, our consumers do a better job in health care.

ANDREW ROSS SORKIN, GUEST ANCHOR: Mr. Crawford, how much of this transaction is a result of what is going on with Wal-mart? They are now going to be offering these $4 for any drug. What kind of impact are you going to see on your business and did that drive this transaction?

MAC CRAWFORD, CHAIRMAN AND CEO, CAREMARK: That had absolutely nothing to do with this transaction.

THOMAS RYAN, CHAIRMAN AND CEO, CVS: This is a —Wal-mart generic pricing is a price promotion program and it is only limited to 120 drugs. And this is more about a transformative change in health care to improve healthcare and lower costs. This is not about a price promotion program.

BECKY QUICK, SQUAWK BOX CO-ANCHOR: So Mr. Ryan, when you first started talking about this, I guess it was over a year ago, what got you to the point that you thought you two needed to hookup?

THOMAS RYAN, CHAIRMAN AND CEO, CVS: As I said, we had some experience. Mac and I both saw some changes coming down the road in healthcare. And we talked to each other, and we said, we need to give payors what they want and consumers what they want. And we’re both working at it at different points. We’re working obviously on a consumer level, and Mac and Caremark were working on the payor level. So we needed to get together and create a new model that addressed it from end to end. And it was a long process, as you can imagine. This is a large transaction. I think the key was Mac and I have the same vision for where health care was going, especially pharmaceutical health care.

CARL QUINTANILLA, SQUAWK BOX ANCHOR: Mr. Ryan, how quickly or do you expect your rivals to follow suit? And how much resistance are you expecting on the antitrust front?

THOMAS RYAN, CHAIRMAN AND CEO, CVS: I can’t speak for our rivals. Around the regulatory agency review, we do expect a review and we expect it to take some six to nine months. But at the end of the day, we think it’s good for consumers and good for health care. So we’re optimistic.

ANDREW ROSS SORKIN, GUEST ANCHOR: Mr. Crawford, Andrew Sorkin again. Why does Wall Street have it so wrong in your eyes? Clearly the market did sell off. Is there something we are missing that Wall Street is missing that you’d like them to understand a bit better about this transaction?

MAC CRAWFORD, CHAIRMAN AND CEO, CAREMARK: Well, as I said earlier, this is a very short period of time that this information has been out. It got leaked early yesterday, which is unfortunate. People would have the full day to understand what we’ve done. If you look at the earnings of both of the companies, both of us had strong quarters.

Again, this is about putting two very good businesses together that will drive more value, more access to the consumer and more value to the payor. So that’s going to work. As that works, people understand what we’re doing, most importantly our customers will understand.

ANDREW ROSS SORKIN, GUEST ANCHOR: But you are selling at a time when your stock has been down about 17% and this is a merger of equals. You aren’t getting a premium. Is there anything to be said about that issue?

MAC CRAWFORD, CHAIRMAN AND CEO, CAREMARK: No, there is nothing to be said about that issue. As I said, it’s a merger of equals. And not a merger of equals from the financial transaction standpoint. This is putting two very strong businesses together that for the long term creates really a transformational move in our industry.

BECKY QUICK, SQUAWK BOX CO-ANCHOR: Mr. Crawford, one of the questions that was raised on Wall Street as well, though, was just the idea that you might lose some market share to some of your top competitors, maybe a Medco or an Express-Scripts. As you work on this integration, what do you say to that?

MAC CRAWFORD, CHAIRMAN AND CEO, CAREMARK: We might gain some market share, too.

BECKY QUICK, SQUAWK BOX CO-ANCHOR: Mac, how quickly is this integration going to take place?

THOMAS RYAN, CHAIRMAN AND CEO, CVS: After, obviously, we get regulatory and shareholder approval, we’ll work on it immediately. Caremark has had a lot of experience around integrating PBMs and CVS has had a lot of experience integrating retail. So, we have the technology, we have the people, we have the expertise, and we’ll get it done. And there are some programs we’ll be able to put in place immediately that the consumer and the payor will see the benefit of. So we’re excited about it.

BECKY QUICK, SQUAWK BOX CO-ANCHOR: And as far as the Street is concerned, gentlemen, you expect this deal to be accretive within the first full year?

THOMAS RYAN, CHAIRMAN AND CEO, CVS: First full year, yeah, in single to mid-digit numbers for the first full year.

ANDREW ROSS SORKIN, GUEST ANCHOR: Mr. Crawford, Caremark has been a business that consumers know, but not in the retail space. I gather now we’re going to be seeing more of Caremark at the store level. Can you talk a little bit about that?

MAC CRAWFORD, CHAIRMAN AND CEO, CAREMARK: Well, I think that comes into the strategic nature of how we brand the products and how that moves forward. The Caremark name has been very well known. When you get to the participant level and disease management programs, and the biotech world and our specialty offerings, so it has been out there, it is there. CVS is clearly the retail brand that’s known well. We will position and posture both of these brands together to reflect the ability to drive cost savings and the ability to drive access.

BECKY QUICK, SQUAWK BOX CO-ANCHOR: Gentlemen, we’d like to thank you very much for joining us today. We appreciate your time.

MAC CRAWFORD, CHAIRMAN AND CEO, CAREMARK: Thank you very much.

THOMAS RYAN, CHAIRMAN AND CEO, CVS: Thank you.

BECKY QUICK, SQUAWK BOX CO-ANCHOR: Again, Thomas Ryan and Mac Crawford and this is a deal we’re going to be talking about through the course of the day as well. There are a lot of people on the street saying it is the first of many similar ones to come.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Caremark and CVS. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger will be available in the joint proxy statement/prospectus to be filed with the SEC.

Important Information for Investors and Stockholders

Caremark and CVS will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006. CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Caremark’s and CVS’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

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